                                                                  EXHIBIT (a)(4)

Dear Shareholder:

     As you requested, we are enclosing a copy of the Van Kampen Senior Floating Rate Fund ("Trust") Offer to Purchase 37,631,929 of its issued and outstanding common shares of beneficial interest ("Common Shares") and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is at the net asset value per Common Share ("NAV") determined as of 5:00 P.M. Eastern Time on February 16, 2001, the expiration date of the Offer (unless extended). An "Early Withdrawal Charge" will be imposed on most Common Shares accepted for payment that have been held for less than one year. Please read carefully the enclosed documents.

     If, after reviewing the information set forth in the Offer, you wish to tender Common Shares for purchase by the Trust, please either follow the instructions contained in the Offer to Purchase and related Letter of Transmittal or, if your Common Shares are held of record in the name of a broker, dealer or other nominee, contact such broker, dealer or nominee to effect the tender for you.

     Neither the Trust nor its Board of Trustees is making any recommendation to any holder of Common Shares as to whether to tender Common Shares. Each shareholder is urged to consult his or her broker or tax adviser before deciding whether to tender any Common Shares.

     The Trust's NAV from January 12, 1999 through January 12, 2001 ranged from a high of $10.12 to a low of $8.97. On January 12, 2001 the NAV was $8.97. You may obtain current NAV quotations from Van Kampen Funds Inc. by calling (800) 341-2911 between the hours of 7:00 A.M. and 7:00 P.M. Central Time, Monday through Friday, except holidays. NAV quotes also may be obtained through the ICI Pricing Service which will be released each Friday evening and published by the Dow Jones Capital Markets Wire Service on each Friday; published in the New York Times on each Saturday; published in the Chicago Tribune on each Sunday; and published weekly in Barron's magazine. The Trust offers and sells its Common Shares to the public on a continuous basis. The Trust is not aware of any secondary market trading for the Common Shares.

     Should you have any questions on the enclosed material, please call Van Kampen Funds Inc. at (800) 341-2911 during ordinary business hours. We appreciate your continued interest in Van Kampen Senior Floating Rate Fund.

                                        Sincerely,

                                        VAN KAMPEN SENIOR FLOATING RATE FUND

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TO ENSURE PROCESSING OF YOUR REQUEST, A LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE OF IT (TOGETHER WITH ANY CERTIFICATES FOR COMMON SHARES AND ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY THE DEPOSITARY ON OR BEFORE THE EXPIRATION DATE (FEBRUARY 16, 2001).

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